Exhibit 4.5
FORM OF PROMISSORY NOTE SECURED BY MORTGAGE
$________________     August 14, 2015
FOR VALUE RECEIVED, TRG IMP LLC, a Delaware limited liability company ("Borrower"), HEREBY PROMISES TO PAY to the order of _______________________ ("Lender") the principal sum of _____________ Dollars ($__________), or if less, the aggregate unpaid principal amount of all disbursements disbursed by Lender pursuant to the requirements set forth in the Building Loan Agreement dated as of August 14, 2015 (as amended, supplemented or restated from time to time the "Loan Agreement"), among Borrower, Lender, certain other Lenders named therein or made parties thereto and PNC Bank, National Association, as Administrative Agent, together with interest on the unpaid principal balance hereof at the rate (or rates) determined in accordance with Section 2.6 of the Loan Agreement from the date such principal is advanced until it is paid in full. It is contemplated that there will be advances and payments under this Note from time to time, but no advances or payments under this Note (including payment in full of the unpaid balance of principal hereof prior to maturity) shall affect or impair the validity or enforceability of this Note as to future advances hereunder.
This Note is one of the Notes referred to in and governed by the Loan Agreement, which Loan Agreement, among other things, contains provisions for the acceleration of the maturity hereof and for the payment of certain additional sums to Lender upon the happening of certain stated events. Capitalized terms used in this Note without definition have the same meanings as in the Loan Agreement.
The principal amount of this Note, unless accelerated in accordance with Loan Agreement as described below, if not sooner paid, will be due and payable, together with all accrued and unpaid interest and other amounts due and unpaid under the Loan Agreement, on the Maturity Date.
This Note is secured by, among other things, the Leasehold Mortgage with Absolute Assignment of Leases and Rents, Security Agreement and Fixture Filing (as amended, supplemented or restated from time to time the "Mortgage") dated as of August 14, 2015, executed by Borrower to Administrative Agent for the benefit of Lenders, as beneficiary.
Interest on the Loans is payable in arrears on the first Business Day of each month during the term of the Loan Agreement, commencing with the first Business Day of the first calendar month to begin after the date of this Note. Interest will be computed on the basis of the actual number of days elapsed in the period during which interest accrues and a year of three hundred sixty (360) days. The Loan Agreement provides for the payment by Borrower of various other charges and fees, in addition to the interest charges described in the Loan Agreement, as set forth more fully in the Loan Agreement.
All payments of any amount becoming due under this Note shall be made in the manner provided in the Loan Agreement, in Dollars.
Upon and after the occurrence of a Default, unless such Default is waived as provided in the Loan Agreement, this Note may, at the option of Requisite Lenders and without further demand, notice or legal process of any kind, be declared by Administrative Agent, and in such case immediately shall become, due and payable. Upon and after the occurrence of certain Defaults, this Note shall, without any action by Lenders and without demand, notice or legal process of any kind, automatically and immediately become due and payable.
Demand, presentment, protest and notice of nonpayment and protest, notice of intention to accelerate maturity, notice of acceleration of maturity and notice of dishonor are hereby waived by Borrower. Subject to the terms of the Loan Agreement, Lender may extend the time of payment of this Note, postpone the enforcement hereof, grant any indulgences, release any party primarily or secondarily liable hereon or agree to any subordination of Borrower’s obligations hereunder without affecting or diminishing Lender’s right of recourse against Borrower, which right is hereby expressly reserved.

This Note shall be interpreted in accordance with, and the rights and liabilities of the parties hereto shall be determined and governed by, the laws of the State of New York.
All notices or other communications required or permitted to be given pursuant to this Note shall be given to the Borrower or Lender at the address and in the manner provided for in the Loan Agreement.
In no contingency or event whatsoever shall interest charged in respect of the Loan evidenced hereby, however such interest may be characterized or computed, exceed the highest rate permissible under any law that a court of competent jurisdiction shall, in a final determination, deem applicable hereto. If such a court determines that Lender has received interest hereunder in excess of the highest rate applicable hereto, Lender shall, at Lender’s election, either (a) promptly refund such excess interest to Borrower or (b) credit such excess to the principal balance hereof. This provision shall control over every other provision of all agreements between Borrower and Lender.
Whenever possible each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.
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IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed by its duly authorized officer as of the day and year first written above.

BORROWER:

TRG IMP LLC,
a Delaware limited liability company

By:
Name: [ ]
Title: Authorized Signatory